Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

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EDITED TRANSCRIPT

BHI - Q4 2014 Baker Hughes Inc Earnings Call

EVENT DATE/TIME: JANUARY 20, 2015 / 1:00PM GMT

OVERVIEW:

Co. reported 4Q14 revenues of $6.6b and GAAP net income attributable to BHI of
$663m or $1.52 per share.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Baker Hughes and Halliburton will each file with the SEC a definitive proxy statement/prospectus and other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

CORPORATE PARTICIPANTS

Trey Clark Baker Hughes, Inc. - VP of IR

Martin Craighead Baker Hughes, Inc. - Chairman and CEO

Kimberly Ross Baker Hughes, Inc. - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Jud Bailey Wells Fargo Securities - Analyst Byron Pope Tudor, Pickering, Holt and
Co. - Analyst James Wicklund Credit Suisse - Analyst James West Evercore -
Analyst Scott Gruber Citigroup - Analyst Ole Slorer Morgan Stanley - Analyst
David Anderson Barclays Capital - Analyst Brad Handler Jefferies and Company -
Analyst

PRESENTATION

Operator

My name is Paulette and I will be your conference facilitator. At this time I would like to welcome everyone to the Baker Hughes fourth-quarter 2014 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question-and-answer period.
(Operator Instructions). Thank you.

I will now turn the conference over to Mr. Trey Clark, Vice President of
Investor Relations. Sir, you may proceed.

Trey Clark - Baker Hughes, Inc. - VP of IR

Thank you, Paulette. Good morning everyone and welcome to the Baker Hughes fourth-quarter 2014 earnings conference call. Here with me today is our
Chairman and CEO, Martin Craighead, and Kimberly Ross, Senior Vice President
and Chief Financial Officer. Today's presentation and earnings release that was issued earlier today can be found on our website at BakerHughes.com.

As a reminder during the course of this conference call, we will provide predictions, forecasts and other forward-looking statements. Although they reflect our current expectations these statements are not guarantees of future performance but involve a number of risks and assumptions. We advise you to review our SEC filings for a discussion of some of the factors that could cause actual results to differ materially.

Also reconciliation of operating profit and other non-GAAP measures to GAAP results can be found on our earnings release and on our website at
bakerhughes.com under the investor relations section.

And with that, I will turn the call over to Martin Craighead. Martin?

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Thanks, Trey, and good morning. Let me start by saying that I am very pleased with our performance in the fourth quarter. We delivered strong results to end a record year for Baker Hughes. I expect 2015 to be pivotal in many ways for our Company and our industry and I will provide you with our views on the marketplace later in the call. But first let me provide perspective on the prior year and the fourth quarter.

We entered 2014 with a number of strategic initiatives which we communicated at our Analyst Conference in May. We plan to leverage our strength in well construction to grow share in deepwater and unconventional markets and we wanted to establish differentiating positions in our well production and midstream product lines through technology development.

We also outlined three financial targets. First, to raise margins in the
Western Hemisphere targeting the midteens in North America by year's end.
Second was to achieve double-digit revenue growth in the Eastern Hemisphere.
And third was to maintain capital discipline and deliver strong free cash flow.

Achieving these performance objectives would require managing our business more efficiently and delivering on to convert innovations into earnings. That means leveraging our strength in technology development and our global supply chain to deliver differentiating new products and services which are designed to solve our customers' three biggest challenges, efficient well construction, optimized well production and increased ultimate recovery.

The cornerstone of this strategy is to accelerate new product development and to maximize returns early in the product lifecycle. One of the targets that we shared at our conference was to increase the revenue generated from products within the first 12 months after they have been commercialized. We set an ambitious target of $1 billion in revenue for the year, a 20% increase over the prior year.

During the year, our global products and services group introduced more than
160 new products and services to the market. That means on average we brought a new solution to the marketplace every 55 hours.

Now let me share a few examples of technologies which are reshaping our industry and our financial performance.

Among the most impactful innovations we have brought to market has been our
ProductionWave solution which integrates cutting-edge artificial lift technologies with production chemicals and remote monitoring services to optimize production in the unconventionals. ProductionWave has come to market at the right time and at the right price point to become a true differentiator and today we already have approximately 5000 ProductionWave solutions installed in North America and a growing number of international markets. Not surprisingly, artificial lift was our fastest-growing product line in 2014.

FASTrak is also gaining momentum. This technology remains the world's only commercially available service designed to reduce reservoir uncertainty and maximize ultimate recovery by analyzing and extracting samples while drilling.
This service (technical difficulty) seen in exploration markets with deployments in 13 different countries across each of our operating segments and is part of the reason why we have increased our share of drilling services in virtually every deepwater market around the world.

SHADOW plug is another example of a recent technology breakthrough. By leveraging our strength in completion systems and material sciences, we created the world's first large bore plug which incorporates a disintegrating metallic ball. This innovation eliminates the need to mill out plugs following well completion removing a critical barrier to achieving unlimited lateral links and expanding the possibilities of well construction all together. Sales for SHADOW plug grew exponentially over the year with fourth-quarter sales exceeding the first three quarters combined.

These are just a few of the innovations we placed some big bets on and these bets are paying off creating value for our customers, differentiation for Baker
Hughes, and more than $1 billion in revenue from new products.

We also highlighted that our focus is squarely on execution and outcomes. In
North America, we set out to completely transform our largest product line, our pressure pumping business. This is part of a multiyear initiative we put in place shortly after I became CEO. The plan included key investments

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

to modernize our supply chain, deployment of new technologies to drive efficiencies at the well site, and the relentless pursuit of contracts with larger, more efficient customers.

Our North America results are a reflection of this plan and action. For the fourth quarter I am pleased to report that our US pressure pumping margins were the highest they have been in three years.

Taking a look at our international operations, we are seeing the benefit of investments made over the last few years leading to significant contract wins in Brazil, Norway, Angola and the Middle East. At the same time, we made the tough decision to exit some projects that were not generating satisfactory returns. In Iraq, we demobilized on a major contract this summer freeing up resources to be redeployed to more profitable projects in the region contributing to better margins in our Middle East Asia-Pacific segment and profitability in Iraq.

In Libya, we shut down our onshore operations there and reorganized our North
African geo-market allowing us to service the offshore market safely and efficiently from neighboring countries. During the fourth quarter, North Africa margins were at their highest levels since the geo-market was formed more than five years ago.

In Venezuela, we altered our business model by partnering with local providers allowing us to maintain support for this vital oil-producing country while at the same time significantly reducing our working capital exposure. Today our net receivables in Venezuela are less than 1% of our total receivables balance, a fraction of what it used to be only a couple years ago.

Across all of our international operations we are seeing increased earnings from investments made to modernize our infrastructure and enhance our global supply chain.

During the fourth quarter, we delivered the highest volume of year-end product sales in the history of Baker Hughes. Our manufacturing, operations and supply chain teams all worked in concert to fabricate, sell and deliver an unprecedented volume of completion systems, drilling assemblies, artificial lift products and wireline technologies to customers across Asia, Latin America and the Middle East. Compared to the previous year, fourth-quarter product sales increased nearly 20%, a remarkable example of execution and a solid way to punctuate the end of a very positive year.

We also grew our industrial segment and increased our capabilities through the acquisition of a complementary pipeline services business. In alignment with our strategy to help customers optimize production, Baker Hughes has established a differentiating and very unique position in the midstream space with unmatched capabilities in process and pipeline services and downstream chemicals.

By executing our strategy and managing our business more efficiently, we delivered on each of the performance objectives we set out to achieve for the year. We increased share in deepwater with major wins in Brazil, Angola and
Norway. We strengthened our position in the unconventionals with technologies like SHADOW plug and by transforming our pressure pumping business. We established a differentiating position in well production with ProductionWave and through acquisition we have established a very unique position in the midstream market. We ended the year with 15% margins in North America and 20%
margins in Latin America and in the East, we achieved 12% growth over the prior year.

We achieved these performance objectives while maintaining capital discipline and reducing our cash conversion cycle and delivered the highest free cash flow in the history of Baker Hughes. And we converted these results into greater shareholder returns, we repurchased more shares, and increased our dividend all while maintaining a strong balance sheet.

But without a doubt, the most notable highlight of the year was secured late in the fourth quarter with the successful negotiation and signing of the merger agreement with Halliburton. We fully expect the closing of this transaction to deliver a premium to our shareholders in the near term and provide a long-term opportunity to benefit from the future upside of the combined companies. We fully believe in the potential of the combined companies to better serve customers with a broad suite of products and technology and to create more opportunities for employees over the long term.

Under the leadership of Mark and Belgacem, our integration teams are developing plans for an efficient and thoughtful integration and I am very pleased with the progress to date.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Until the transaction closes, our focus remains on execution and navigating the current market downturn. Late in the fourth quarter, we began to see the first evidence that customers are pulling back activity as reflected in the North
American rig count. This is the beginning of a trend which will continue to unfold in the weeks and months ahead. Later in today's call, I will share my thoughts on what the near-term outlook is for our industry, what we are doing to adjust our business accordingly and why I am confident that Baker Hughes has the right people, the right technology and the right strategy to remain strong in the months ahead.

But first, let me turn it over to Kimberly Ross who I am pleased to welcome to her first earnings call for Baker Hughes to provide additional details on the quarter. Kimberly?

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

Thanks, Martin, and good morning, everyone. Today we reported revenue for the fourth quarter of $6.6 billion, a record for Baker Hughes and an increase of
$385 million or 6% sequentially. Adjusted EBITDA for the fourth quarter was also a record at $1.450 billion, up 22% sequentially. On a GAAP basis, net income attributable to Baker Hughes for the fourth quarter was $663 million or
$1.52 per share. Adjusted net income excludes a $34 million before and after-tax gain or $0.08 per share resulting from the deconsolidation of the joint venture in North Africa.

The effective tax rate on adjusted net income for the fourth quarter was 31.5%, a reduction from the previous quarter due to the recent extension of the US RandD tax credit and a more favorable geographic mix of sales. As a result, adjusted net income for the fourth quarter was $629 million or $1.44 per share. Compared to the previous quarter adjusted earnings per share increased $0.42 or 41%.

Taking a closer look at our results from operations, we posted record revenue in North America of $3.3 billion, up 5% sequentially. North America operating profit was $488 million and operating profit margin was 14.8%, an increase of
270 basis points versus the prior quarter and in line with the goal we communicated a year ago. The increased profitability is attributed primarily to improved pricing and utilization in our US pressure pumping business along with increased contribution from our Gulf of Mexico and Canadian geo markets.

In North America onshore, we maintained high activity levels throughout most of the quarter and saw increased demand for newly introduced well construction and well production technologies. As a result, the segment delivered record revenue across most product lines including pressure pumping, artificial lift, upstream chemicals, completion systems and drill bits.

Offshore delays caused by (technical difficulty) in the previous quarter began to dissipate in November. When coupled with a large backlog of deepwater stimulation activity, we saw a solid rebound in our Gulf of Mexico business for the quarter.

Moving to international results, we posted revenue of $2.950 billion which is a
7% increase versus the prior quarter. Operating profit was $545 million and operating profit margin was 18.4% . This represents an increase of 490 basis points compared to adjusted results in the prior quarter. Each of our international operating segments posted increased revenue and margins with the strongest incremental operating profit coming from Middle East, Asia-Pacific.
This segment remains our fastest-growing business and delivered an impressive
13% topline growth sequentially along with a 430 basis point increase in operating profit margins.

Profitable growth was achieved through an exceptionally rich mix of year-end product sales across the region along with record revenue and drilling services, artificial lift and pressure pumping. Completion systems also delivered record revenue and delivered a major well construction project on our integrated operation in Malaysia.

We also saw a positive contribution from Iraq which was profitable in the fourth quarter. We similarly posted record revenue in our Europe, Africa,
Russia, Caspian segment along with an increase in operating profit margins of
410 basis points compared to adjusted results in the third quarter. This segment benefited from solid activity in our Angola, Continental Europe and
Nigeria geo markets along with strong year-end product sales across Africa and the Russian Caspian region.

The region also profited from cost reduction measures taken in the previous quarter in response to activity disruptions in North Africa leading to higher margins.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Strong margin improvement was also delivered in Latin America where we posted a
4% increase in revenue along with a 750 basis point increase in operating profit margins. This segment benefited from record revenue in artificial lift as a result of exceptionally high year-end product sales particularly in the
Andean region. Additionally, our drilling service product line delivered strong performance and secured additional share in Brazil resulting in improved profitability for that geo market.

Our Latin America segment ended the year as our highest margin operation worldwide. This is a remarkable turnaround for a business that was unprofitable only six quarters ago.

For our industrial services segment, revenue for the fourth quarter was $377 million which is a 13% increase sequentially. This increase includes a full quarter's revenue contribution from the newly added Pipeline Services Group which we acquired late in the third quarter. Industrial services operating profit margins were 6.1% reflecting seasonal reductions in activity along with costs associated with the acquisition and integration of the new business.

Looking at cash flow and the balance sheet. During the fourth quarter, we generated $838 million in free cash flow, a record for Baker Hughes. We ended the quarter with a cash balance of $1.7 billion which is an increase of $531 million or 44% over the prior quarter. Total debt for the quarter declined by
$280 million or 6% sequentially to $4.1 billion and we ended the quarter with a debt to capital ratio of 18%. Capital expenditures for the quarter were $503 million.

As we look ahead, we see that market dynamics are involving rapidly. Customer budgets are being reset, activity levels are declining and currencies continue to fluctuate. The further we look beyond the quarter the greatest lack of clarity. As a result, we are approaching this year one quarter at a time.

With that said, in North America for the first quarter, we expect the US onshore rig count will continue to drop as customers reduce capital spending.
The average US rig count in the first quarter is projected to be approximately
15% lower than the fourth-quarter average. Additionally, we are seeing a growing inventory of wells drilled but not completed as some customers are electing to delay completions and defer production.

In Canada, we would normally expect to see peak activity levels in the first quarter. However this year, rig counts are expected to remain relatively flat until spring when activity normally drops sharply. As a result of the reduction in overall activity in North America, we project decreased demand for our well construction product lines. In general, well production product lines such as our artificial lift and production chemicals should be more insulated in the short term.

Turning to international markets, we expect to see rig counts begin to slowly decline in some offshore -- onshore and shallow water markets such as
Continental Europe, Mexico, Australia, Iraq and the North Sea. International
markets which should remain more resilient in the short term include emerging unconventional plays like Argentina and deepwater markets such as Brazil and
Angola. Nigeria is the exception where activity levels are likely to decline and remain suppressed until the upcoming election is concluded.

In contrast to the declining activity predicted in many parts of the world, several Middle Eastern countries are expected to see a modest increase in activity in the near term. Also as a reminder, seasonal product sales which were exceptionally high in the fourth quarter are not expected to repeat in the first quarter of this year.

In summary, in addition to a sharp drop in product sales, we expect to see reduced well construction activity in most of our geographical operating segments in the first quarter with the highest declines in North America followed by our Europe, Africa, Russia Caspian segment. These segments will see reduce volumes of work almost immediately and all markets may see pricing pressures as worldwide demand for well construction services continues to compress.

For Latin America, we expect to offset some of the activity declines with an increased share of drilling services in Brazil. Similarly, activity declines in
Asia-Pacific will be partially offset by increased activity in parts of the
Middle East.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

For our industrial services segment, we expect seasonal reductions in our process and pipeline services business resulting in a drop in revenue. Margins however should improve modestly as acquisition and integration costs incurred in the fourth quarter are reduced.

With respect to nonoperational items, interest expense for the year is expected to be approximately $240 million and the effective tax rate should remain in the low to mid 30s excluding any discrete items. For 2015, our goal is to remain nimble and maintain a strong focus on asset utilization, working capital and returns. We plan to proactively adapt to changing market conditions by rightsizing our cost structure to reflect near-term activity levels. While this work is still in progress, based on current estimates we expect to undertake a workforce reduction of 7000 most of which to take place in the first quarter.
As a result, we expect to book a one-time charge in the range of $160 million to $185 million for severance. Additionally, we are reviewing our operations for potential asset impairments such as facility closures.

At the same time we plan to increase the rigor around the process of capital deployment. To that end, we expect to reduce capital expenditures by 20%
compared to last year. We enter the cycle well-positioned financially and strategically. At the same time, we will continue to monitor market conditions closely, adapt with the agility, and remain focused on returns all while maintaining a strong culture of safety, compliance and controls.

At this point I would like to turn the call back over to Martin. Martin?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Thanks, Kimberly. As Kimberly just mentioned, our industry is clearly in the early stages of a down cycle, the same sort of cycle we enter once or twice a decade. As with past cycles, the early days are always marked with a high degree of uncertainty which customers will cut spending and by how much, how fast will rig counts drop and where and when are we going to reach the bottom?
And we don't have precise answers to all these questions and no one frankly does. But we have been through this before, many times in fact.

What we have learned in the past is that when the market turns down, it turns swiftly. In each of the last three downturns dating back to the 1990s, we have seen North American rig counts fall between 40% and 60% in the space of only 12 months. International rigs don't tend to fall as sharply but begin to drop steadily a couple of months after the first signs of weakness appear in North
America.

We see no reason to believe that this cycle is going to be any different but we have navigated changing market conditions many times, both the down cycle and the eventual up cycle. The coming months are going to be challenging but Baker
Hughes is very well-positioned financially and strategically to navigate the near-term efficiently. We know that the key to success is to move quickly and decisively and to never lose focus on your customers or your core competency and for Baker Hughes, our core is innovation.

This industry can't simply hope and wait for oil to climb back over $100 a barrel. Instead we must adapt to a new reality of sustained lower commodity prices. A major element in this new reality will be technology and to that end, we are continuing our investment in fundamental research and product development because our customers' need for innovative new products is more critical than ever before.

Today our scientists and research engineers are focused on redefining what is possible and reshaping the limits of the industry's three fundamental challenges, lowering the cost of well construction, optimizing well production and increasing ultimate recoveries. We are exploring new uses for recent discoveries in nanotechnology to reduce the cost of an unconventional well. We are researching new sensors and new metallurgy capable of increasing production from ultra deepwater reservoirs.

We launched a breakthrough new chemical product called JETTISON, which removes oil from solids in the production stream reducing our customers' refining costs. And given the outstanding success of ProductionWave that I mentioned in my opening remarks, we have greatly accelerated the research and engineering of a new product called LEAP, the same artificial lift concept we unveiled at our analyst conference. This technology has the potential to completely redefine production management in low rate wells and is the latest demonstration of our leadership in production enhancement solutions.

These are just a few of the opportunities we have been working on and it demonstrates that our strategy transcends market conditions and supports our purpose to enable safe, affordable energy improving people's lives.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Longer-term, the outlook for our industry remains strong. The world's demand for energy will continue to climb and the supply of energy will continue to increase in complexity requiring greater service intensity and more advanced technologies.

In the meantime, we remain committed to our strategy focused on execution, dedicated to safe, reliable service and relentless in our pursuit of positive outcomes for the coming year.

So with that, Trey, let's go ahead and take some questions.

Trey Clark - Baker Hughes, Inc. - VP of IR

Thank you, Martin. At this point I will list the operator to open the lines for your questions. To give everyone a fair chance to ask questions, we ask that you limit yourself to a single question and one related follow-up question.

With respect to the pending business transaction with Halliburton, as I'm sure everyone can appreciate, we are limited in what we can say while the regulatory approvals and other processes remain underway. Therefore we will not be responding to questions on this topic at this time. For additional information on this agreement, we direct you to the recent SEC filing for background on the deal, terms of the merger and recommendations from our Board and their advisors.

With that being said, Paulette, can we have the first question, please?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Jud Bailey, Wells Fargo.

Jud Bailey - Wells Fargo Securities - Analyst

Thank you. Good morning. First, let me say congratulations on a great operational quarter.

A question on just start on North America. Kimberly noted your expectation of about a 15% decline in the US rig count. Martin, could you talk a little bit about what you are seeing in North America in terms of the pricing environment across your various business lines starting with pressure pumping and maybe some of the other business lines and how does that translate? How should we think about potential revenue declines sequentially in North America given the decline in activity and also pricing deterioration?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Good morning. Look, this is -- this market is moving pretty quickly. We saw the rig count really start to decline in the latter part of Q4 and it has been picking up a bit of a pace around 50 to 60 rigs a week. And I think in like almost any industry the first businesses to feel the most pressure will be your more capital intensive businesses. So in the pressure pumping world we are starting to certainly have some serious discussions with customers around bringing down the prices and helping them adjust their costs.

We look at around four to five rigs per frac fleet in terms of utilization. So as those rigs start coming out, you know there is going to be some capacity brought on to the market. There is no doubt that product line is the first to witness it. Then it will cascade through the others and again I think from your perspective, the more capital intensive generally the more pressure it is going to come under first.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

But in terms of some of the other ones such as artificial lift and chemicals, make up a significant part of our North American portfolio. I fully expect those to be not fully insulated but more insulated if you will. On a geographic basis, Gulf of Mexico would be the least -- the last to be affected but some of the other higher cost basins like the Bakken, the Mississippi Chat and even the
Permian are starting to see pressure, Jud.

Jud Bailey - Wells Fargo Securities - Analyst

Okay, so would it be fair to assume with the pricing deterioration, would it be fair to expect revenue declines greater than the activity decline in the US markets, that 15%?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

I think I would say yes at this stage because you kind of have a double hit.
You have the activity declines and the revenue -- the decline trails that. But then you do also have an accelerating pricing discussion as well again depending on the basin and the product line. So if you're trying to model it, I would say that you might want to get ahead of that curve a little bit.

But again, I just want to remind you that from a Baker Hughes portfolio, the breadth that we have and the heavy emphasis on the production side of the business and the customers' increasing focus on getting every barrel out while they are not drilling, plays very well to us and we will strategically use that and muscle that as much as we can to protect our share and our margins in North
America.

Jud Bailey - Wells Fargo Securities - Analyst

Okay, great. That actually kind of leads me to my follow-up question which is if you look at Baker Hughes today versus the last downturn in 2009, the Company has gone through a lot of changes from restructuring to the BJ acquisition and as you noted a nice new suite of products. How should we think about your decremental margins as we go through this downturn? I would assume they would probably not be as severe but I would like to get your perspective on how you see your decremental margins relative to 2009?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Well, you know your assumption is absolutely correct, there is no way we would expect the decrementals to be as severe as they were in that downturn you referenced. Partly we think it is a bit of a different market, Jud. That was a worldwide economic recession and we saw across the board customers react and certainly this is setting up to be a tough one. But we also have some customer communities, Middle East as well as some other select NOCs around the world and some possible markets that are going to be more insulated and so I don't think it will be as broad brushed.

Secondly, particularly as it relates to Baker Hughes, we were absolutely in the middle early stages of the geo-market reorganization and it was very difficult to navigate that market turmoil and also execute the reorganization. So no way would we expect to have anywhere close to those kind of decrementals.

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

If I could just add to that, I mentioned in my opening remarks there about the fact that we will be working on cost reductions so obviously we can't fully offset any topline decline but we will be working on trying to mitigate the impact as we rightsize the cost structure for the organization.

Jud Bailey - Wells Fargo Securities - Analyst

Great, I appreciate the color. I will turn it back.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Operator

Byron Pope, Tudor, Pickering, Holt.

Byron Pope - Tudor, Pickering, Holt and Co. - Analyst

Good morning. Martin, you touched a bit on your outlook for a couple of the deepwater theaters. I think you mentioned deepwater Brazil is a little bit unique for Baker Hughes given you've got the drilling services contract with better terms and conditions kicking in. And I think you mentioned Angola is also another geo market where it should hold up reasonably well for you all.

How do you think about the deepwater Gulf of Mexico? Clearly you rebounded in
Q4 from the loop issues but as you think about 2015 activity levels and deepwater Gulf particularly given how well positioned you are in the Lower
Tertiary, just curious as to how you think about that deepwater theater in
2015?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

I think of the three key deepwater basins, I think the Gulf of Mexico could be the most stable. You obviously have a nice risk profile both I think subsurface as well as above the surface if you will. I think our customers are increasingly appreciating that. As well I think the customer mix in the Gulf of
Mexico has a little bit more of a steady tendency to it. So now again my comments are more related to the more deeper water. The shelf in the Gulf of
Mexico is already starting to come under some pressure and I think part of that is associated with the customer mix.

The other item I would highlight as it relates to us, Byron, is our position with the floating capacity, the vessels and you are aware of those and we have a very large contract that we secured for a super major in the Gulf multiyear with some pretty nice terms and conditions. And I've got to take my hat off to the folks who run the Gulf business there. But secondly, the foresight to put a vessel like that that is so unique in its capabilities I think sets us up pretty well going forward whatever turmoil the Gulf should see. But of those three deepwater markets you highlighted, I would tell you in my opinion the
Gulf of Mexico will be the most steady.

Byron Pope - Tudor, Pickering, Holt and Co. - Analyst

Okay. And then Martin, just unrelated follow-up as you think about 2015 growth generally speaking, I can certainly appreciate the fact that you are taking this quarter by quarter. But just thinking about the quarter that you just put up in the Middle East Asia-Pacific, clearly some of that is product sales that go away in Q1 as you spoke to. But I still think about that Middle East
Asia-Pacific region as among the international regions as being probably the region that holds up the best if you will for Baker and just curious if you think that is a reasonable way to think about it?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Again, the market conditions notwithstanding, I agree with you but I will also tell you that the other two regions not to take absolutely anything away from the tremendous quarter that MEAP had, but if you look at the turnaround in
Latin America and the margins it has posted I don't expect -- again the market conditions notwithstanding, if we were still in $85, $90 oil which obviously we are not but in terms of the resuscitation of that business, I see it very sustainable. As well as ERC, with Africa. And again albeit we have some serious challenges in the Russia Caspian, the UK sector and Continental Europe is really executing whether it is drilling or wireline.

But to your point, certainly the 13% sequential revenue growth in MEAP and some very, very strong margins is a testament to Khaled's leadership and our position primarily in the kingdom as well as some of the other Middle Eastern basins. And our Asia-Pacific group has done a really great job with regards to penetrating some key China markets. We have a very nice project in Malaysia that we have talked about with PETRONAS that drove home some nice numbers this quarter.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

So across the board I think the international business is really, really starting to stand up and it is a testament to the leaders that we have running those businesses.

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

If I could just add just one thing if we drill in a little bit looking specifically Q4 to Q1 though, I just want to highlight that there were very strong product sales in MEAP in Q4 that don't repeat into Q1.

Byron Pope - Tudor, Pickering, Holt and Co. - Analyst

Great. Thanks, Martin and Kimberly. Appreciate it.

Operator

James Wicklund, Credit Suisse.

James Wicklund - Credit Suisse - Analyst

Martin, I am very glad that you got to put up your own fabulous quarter and fabulous year while you were at the helm. You have proven your ambition and your capability and you made Baker proud. Congratulations.

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Thanks, Jim.

James Wicklund - Credit Suisse - Analyst

My question has to do with international. International usually has more momentum than North America which implies 2016 could be even weaker. And in all of your conversation about decrementals and activity I am just curious to know what your longer-term two- to three-year outlook is for those markets? We have been increasing spending to keep production flat and understanding that there will be weakness in some international markets but they are segmented enough that pricing isn't as homogeneous in the US. What is your outlook for international just over the next two to three years realizing you can't predict oil prices but just looking at potential activity and your ability to offset with more Malaysian type contracts if possible the outlook?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

That is a great and difficult question. Jim, I think I would come at it this way. Let me start with this. We have to accept the fact that when your customer community is struggling to produce a healthy return on its capital particularly the IOCs on the international front, it is going to pose a challenge for the service community and our customers have not been doing very well on that front.

Secondly, on the other hand the geological success as some of our key customers have reported over at the last couple of quarters, over the last couple of years internationally has not been great either so that doesn't bode well for increasing -- from the supply side.

So we should eventually see some kind of balancing out of oil prices which will settle the market down but when it happens and at what price is still very much up in the air and that dictates what it is going to mean for us.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Again I go back to the earlier comments I made. As we sit around the world, this Company has never been stronger whether it is the talent in place, whether it is the portfolio, whether it is the adherence to processes and controls and supply chain infrastructure, roofline, whatever it is. So whatever the market will throw to us over the next couple of years and you are right on, it is a very difficult thing to predict, this Company is very well positioned to perform better than I think it has any time in its history.

James Wicklund - Credit Suisse - Analyst

Okay. Martin, my follow-up is you guys have spent a bunch of capital over the last several years to build out infrastructure in places like the Middle East but internationally in general to be better able to compete on variable cost projects. Is that what we are seeing in a lot of your numbers today?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

I think so, absolutely. If you look at the business that we are doing in
Central Africa and the incrementals -- we didn't break that out but it is eye-popping. As well as Angola. And Jim, you have been with us a long time, you know the trials and tribulations we have had in that market. But the job that
Alex and his team in Angola are doing in terms of share and margin, Nigeria, in spite of its challenges year on year is fantastic.

You have been to our Norway facility, it is world-class, it is right in line with the contract we picked up last year on the drilling and the completions contract which will kick in later this quarter in early Q2. Brazil, had we not made the infrastructure investments that we have made over the last five years, this would be a very different company and this would have been a very different year for us.

James Wicklund - Credit Suisse - Analyst

Okay, thank you very much and congratulations.

Operator

James West, Evercore.

James West - Evercore - Analyst

Good morning, Martin, Kimberly. Congratulations on hitting all your 2014 targets, especially impressive on the free cash flow side.

I wanted to ask you a question about technology introductions. You highlighted earlier a new product is introduced every 55 hours in 2014. In prior downturns we have seen some of the larger diversified companies kind of slow down new technology introductions primarily because it is harder to get paid for the new technology in a downturn. Do you think that strategy is something you would employ in 2015 or will you guys keep up this same very impressive cadence?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

When you have a winning strategy, you run. And we've got some exceptionally cool things in the market but we've got some really exciting and even cooler stuff in the pipeline for 2015 and 2016.

It is a competitive weapon and it is a competitive weapon not just because it is cool, it is a competitive weapon because our customers are challenged. Now it is incumbent upon us to not only develop but be able to market it successfully. And if you look at the -- we put a $1 billion target out there, we delivered a little bit higher than that. That is again I think it's back to the leadership of Belgacem and the GPS team, the global products and

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

services, to make sure that the products coming to market today are positioned properly. As I said, the production wave has to have a price point given its mission to disrupt the rod lift business.

Whatever it is and you've got to have a salesforce that is in tune and you've got to be able to make the value proposition. So I don't see us pulling back at all. We are not going to have necessarily the cash flows of the past couple of years and we will have to be very prudent. But RandD, engineering are at the bottom of the list I can tell you when it comes to cost adjustments is our core and we protect our core through the cycle.

James West - Evercore - Analyst

Okay, okay, good. And then just an unrelated question for me. Just on international, are you seeing any kind of pricing declines at this point? I know it is pretty early on the international side but have any of your customers come back to renegotiate?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Yes, the customers are having those discussions. It starts pretty much with your bigger companies with pretty sophisticated procurement groups. But it is in the early stages and it is kind of -- it is hard at this stage while it is easy to predict North America which basins, it is a little hard to say which region is going to be the most under pressure. I think it is still a little early. I think we will have better clarity to that in the next quarter's call,
James.

James West - Evercore - Analyst

Okay, great, thanks, Martin.

Operator

Scott Gruber, Citi.

Scott Gruber - Citigroup - Analyst

Good morning and congrats again on a great quarter. Martin, you highlight your aim to manage the business on a quarterly basis and align your cost structure with the near-term outlook for activity. But this is also an industry that has a habit of overshooting particularly in the US. So when you think about the decline in activity, do you start to identify certain rig count in the US where you just say enough is enough we are not cutting our resources further because this is clearly an overshoot?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Absolutely. But it is amazing how you can sit here today and have an opinion as where we think that overshoot might be. And as you change the environment, your interpretations of what is possible changes as well. So I don't for a second believe that any one of us are very good at as you have highlighted for 100 years this industry has not done a great job in being able to predict things.

I do get a bit of a feeling if you will that it is -- I don't want to say it is overdone but I would say there is a bit of drama in the marketplace. The abruptness with the drop-off it is almost like these self confirming negative bias if you will. So I don't know where these prices are going to land but I do get a sense that it has a little bit more drama associated with it than maybe the normal appropriate economics would justify.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

Just to add to that, we obviously need to be very nimble during these times and as we have gone through and looked at where we are going to be cutting costs, we have tried to be surgical in some areas to make sure for example Martin talked a bit about technology and making sure that we are continuing to invest in those areas and really identifying areas where would we potentially need to cut more or where would we -- where would be the first areas where we would add back resources if we see things turning on the top line? So being nimble I think is going to be key and being surgical during this time and that is how we are approaching it.

Scott Gruber - Citigroup - Analyst

Martin, would you care to share the rig count number with us? Where you think the market should balance out as you look out into 2016 in the US?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Yes, that would be my take on it right now. Scott, I am tempted to kind of give you a guess but we are estimating that -- I have Trey here pointing out some numbers to me but I'm going to hold my powder dry on this. It is still a pretty big crapshoot.

Scott Gruber - Citigroup - Analyst

We will circle back later in the year then.

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Okay. I'm sure if you call Trey he will probably give you the numbers but I'm not going to do it.

Scott Gruber - Citigroup - Analyst

Thanks.

Operator

Ole Slorer, Morgan Stanley.

Ole Slorer - Morgan Stanley - Analyst

Thanks and again congrats with pretty unbelievably strong numbers. So you are reducing your headcount now about 12%. That compares with 14% in your case in
2009 and 12% versus 14% in 2009 and 15% in 1999. So suggest that you are preparing for a roughly a similar downturn, is that fair to say or are there is efficiency gains within the Company which means that the capacity is down less than what the numbers suggest?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

I appreciate the comparisons that you have done over the various cycles. I would tell you this though, these are very, very difficult decisions. And I mean for us, people like you and me have been through this, this is really the crappy part of the job and this is what I hate about this industry frankly is these brutal cycles that we have to go through.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

As to the percentages, this gets back to the earlier discussion we are a very, very different company in terms of complexion. We are more people intensive than we have ever been. A lot of that is associated with the pressure pumping business which is a very people intensive business. So I think I would be cautious about looking at the relative percentages because we are a different company in terms of mix than we were in those previous downturns.

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

If I can just add to that also, the cost reduction is not just about positions that will be reduced. We are looking across the board so both direct and indirect costs, discretionary spending, consultant's travel services, we are working with our vendors with regards to pricing. So I think just looking at positions as a percentage is really just one piece of the equation. There are other costs that we will be having a go at really everything across the board we will be looking at in the organization.

Ole Slorer - Morgan Stanley - Analyst

I understand. It is all -- it is all a little different but still I just wanted to have your response to that.

Could you help us a little bit with how we should think about the first quarter? You came out of this quarter with just extraordinarily high incremental margins I mean incremental EBIT margins of almost 90%. So suggesting that there were some lossmaking contracts perhaps that rolled over and maybe some product sales but something that is difficult to extrapolate.
Never the less, you are running very smoothly at the moment but how much more is there as we go into the first, second quarter of prior lossmaking contracts that other activities that could roll off and give you some protection or is that already taken in charges after the third quarter?

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

So I wouldn't say there are that many lossmaking contracts that will be rolling over. What I will say is in general obviously, there is a lack of clarity with regards to being able to predict what is going to happen in the marketplace. So we are looking at this day by day and every day we get more information. Many of our customers have not even provided their CapEx numbers yet.

What we have seen so far if we look at North America specifically on the rig count, it very much is trailing the rig count declines of 2009 but obviously we can see some changes versus what happened in 2009. I will remind you that quarter one tends to be a seasonal low point. I also mentioned in my comments that with regards to Canada, we expect it to be flat which is slightly different than what we have seen in the past.

So obviously we have talked about the fact that we do expect to see some pressure on the top line. With that said, there are many things that we put in place with regards to some of the efficiencies, the utilization, supply chain and other things that will help offset some of that but clearly not fully mitigate changes that we will see coming through in the marketplace.

Ole Slorer - Morgan Stanley - Analyst

So a steeper than normal downturn in the first quarter is obvious. But can you give us some more color on how to think about consensus numbers for the first quarter? Do you feel good about those despite coming out of the fourth quarter with a stronger run rate?

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

No, we are not going to give you anything additional there. I really don't think it would be helpful quite frankly if I gave you something and they were wrong. That doesn't really help you. There is a lot of uncertainty right now still in what is taking place in this dynamic market. So I am just not sure that we can give you something that would be helpful.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Ole Slorer - Morgan Stanley - Analyst

Thank you anyway.

Operator

David Anderson, Barclays.

David Anderson - Barclays Capital - Analyst

Good morning. So in your release you talked about the proactive steps to manage the challenges and you talked about headcount reduction. I was wondering if you could talk a little bit about how you are navigating through your customer base in North America. You have been doing a great job of building up the utilization throughout the year. I'm going to assume the fourth quarter you were largely at capacity. How do you expect that to play out?

I know this is a tough question over the next couple of quarters but are you trying to keep the utilization as high as possible or -- I'm just kind of curious as you are thinking as we head into this, Martin?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Yes, David. Let me just also remind you though that I mean the whole business doesn't revolve around -- I know certainly it has been impactful to everybody's numbers, the pressure pumping business but it is a multifaceted discussion. To your point on utilization, obviously again that is around the capital intensive businesses like pressure pumping, wireline but that is kind of where it stops.

So yes, utilization is extremely important next to price. In that kind of business that is your biggest profit driver and the discussions with customers, they are still looking for every bit of efficiency that they can achieve. And to the degree that we can bring a broader solution to the problems whether it is the drilling and the completions and the formation evaluation and all the way through the production cycle, we are going to continue to do that for the purpose of keeping everything active.

But as I said earlier, four to five rigs per frac fleet is generally depending on the basin, what we see. There is no doubt that as the quarters unfold here you are going to see capacity getting stacked because it just doesn't make any sense to keep it running. So I don't if that answers your question but that is about the best I can do.

David Anderson - Barclays Capital - Analyst

Another thing you had mentioned earlier was about the more capital intensive businesses are being the first to go and so I'm thinking about you are artificial lift business which would not fall under that category. Are you seeing that CapEx shift with your customers yet? Do you expect that to play out? This should be one of your more defensive businesses in North America? Can you expand a little bit on kind of how those conversations are going? Have you seen that change yet?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

No. We are if you will though, leading that conversation a bit to say let's talk about bringing in a production solution for you in addition to the drilling and completion. So we are purposely broadening the discussion as an offensive part of our marketing strategy. But you are clearly correct, it is the most defensive if not even a little bit overshadowed by our chemical business which is almost entirely an OpEx issue for our customers and not a
CapEx issue.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

David Anderson - Barclays Capital - Analyst

And last quick question here, we are hearing from a lot of EandPs are looking for
15%, 20%, some are even asking for 30% reduction in service costs. Are you going back -- are you already having those discussions with your suppliers? And is there enough room in there to get to where EandPs want to be? It seems like when we are talking about 30% seems awfully high. I'm not sure if there is enough in the system to give them what they want. Am I thinking correct?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

You are thinking correct. I mean you are just not going to get there and take your hats off to any customer, they are going to obviously try to get as much as they can and there will be a point where it just doesn't make any sense. And like I say, we will make those tough decisions. But obviously we value the relationships we have with our partners in our supply chain and we are working with them to help us get some relief.

And there is wiggle room in all those discussions as there is with us and our customers but we are working closely, it is what interdependence is all about with our customers to make sure that we are aligned and that we are working to lower their costs. But at the same time what is right for our business is first and foremost in my mind and we work to make sure that we do the right thing on behalf of Baker Hughes.

Trey Clark - Baker Hughes, Inc. - VP of IR

We have time for one more question, please.

Operator

Brad Handler, Jefferies.

Brad Handler - Jefferies and Company - Analyst

Thanks, guys. Good morning. I guess I have some questions of a similar vein of course. But as you talk about headcount reductions, just trying to put that into perspective as you are managing it quarter by quarter but presumably that is not something that is quarter by quarter, right. What perspective does that give us on how -- on your vision of the downturn or does it? It must tell us something about how you are positioning for now and given everything else that you have got going in the organization?

Kimberly Ross - Baker Hughes, Inc. - SVP and CFO

The way we have gone through the process is we have put together some estimates of what we would expect would happen in the activity as well as in pricing on the topline and then working towards reductions to meet that size business.

When we say quarter by quarter, we are getting new information every day. We will get more information and more clarity as we go through the quarters. And to my point that we need to be nimble, we will continuously be looking at this to make sure that we are rightsizing the workforce in line with what activity and pricing we are seeing in the market.

So this is a fluid discussion, it is not something that we say okay, we have taken this action and that is it. That is not it. We will continue to make sure that we are monitoring the activity levels so we can flex up and down as quickly as possible to meet the needs of the business.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Dave, let me just reiterate because Kimberly highlighted this before, these are very, very difficult -- or Brad, sorry -- these are very difficult challenges.
And I know that is what you guys focus on, it is what the media focuses on but there is a lot of other costs in these companies our size that also gets extracted. There's a lot of spending in areas that are the first to go. The very last to go are the people that work for Baker Hughes. But like I said, this is the industry and it is throwing us another one of these downturns and we are going to be good stewards of our business and do the right thing but these are never decisions that are done mechanically.

Brad Handler - Jefferies and Company - Analyst

I understand and for if it is worth some clarification, it is only that I think as we all try to get some visibility into the business, it is something that you are offering us. It gives perspective (multiple speakers) because Ole was giving percentages. But I certainly appreciate the other elements to it which are harder for us to grab onto.

If I may with a follow-up, perhaps just as many have noted and as you all have noted, strong year-end product sales were a part of your quarter and in some ways that is a very -- it strikes me as a very encouraging sign about 2015 as opposed to a number of players presenting their own uncertainty with weaker year-end sales. They seem to have gone out and done it anyway. But I don't want to read too much into that.

So at the risk of it being an open-ended question, does it tell you something similar, does it tell you that there is really not that pulling in of expectations or how do you read the fact that there were strong year-end sales this year?

Martin Craighead - Baker Hughes, Inc. - Chairman and CEO

Frankly I think our folks did a tremendous job in boosting our share position in what is a seasonal business. So I think our results were a bit outsized and that is just our guys dug deep and really delivered.

The second thing though is while I give them credit I also tell you that when you are selling the shiniest car on the lot sometimes that makes things a bit easier too. If you look at again the portfolio of products that we are bringing to the market and the appetite for the customers particularly in the Eastern
Hemisphere to buy these going into the year-end, I think it speaks volumes for what we are putting out there.

As to its indication of the customers' appetite, I think it is still too early to tell, Brad. It is still too early to tell. We will just have to watch all segments of the business and like I said, quarter by quarter we will get a better feel for what the year looks like once all of our customers report later this quarter, early into next quarter.

Brad Handler - Jefferies and Company - Analyst

Okay, very good.

Trey Clark - Baker Hughes, Inc. - VP of IR

Thanks, Brad. Paulette, you may now close out the call.

Operator

Thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect.

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JANUARY 20, 2015 / 1:00PM, BHI - Q4 2014 Baker Hughes Inc Earnings Call

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